BAKER & MCKENZIE

SOLICITORS AND NOTARIES

麥堅時律師行

香港和記大廈十四樓

14TH FLOOR, HUTCHISON HOUSE
10 HARCOURT ROAD, HONG KONG [redacted]
TEL: (852) 28[redacted]
FAX: [redacted]
DX 1800

Europe Middle East: AMSTERDAM, ANTWERP, BAHRAIN, BARCELONA, BERLIN, BOLOGNA, BRUSSELS, BUDAPEST, CAIRO, DÜSSELDORF, FRANKFURT, GENEVA, KYIV, LONDON, MADRID, MILAN, MOSCOW, MUNICH, PARIS, PRAGUE, RIYADH, ROME, ST. PETERSBURG, STOCKHOLM, VIENNA, WARSAW, ZÜRICH

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North and South America: BOGOTÁ, BRASÍLIA, BUENOS AIRES, CALGARY, CARACAS, CHICAGO, DALLAS, [redacted]ADALAJARA, [redacted]USTON, JUÁREZ, MÉXICO CITY, MIAMI, MONTERREY, NEW YORK, PALO ALTO, PORTO ALEGRE, RIO DE JANEIRO, SAN DIEGO, SAN FRANCISCO, SANTIAGO, SÃO PAULO, TIJUANA, TORONTO, VALENCIA, WASHINGTON, D.C.

03032019

SUPPL

OUR REF. 32073984-130435
SDC/TZS00171.DOC

September 11, 2003

SEP 12 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Ladies and Gentlemen,

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated September 5, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

pp. Allen Shyu

9/15

Encl.

Michael Abbott, Andrew J.L. Aglionby, Brian Barron, Kathileena M. Carpio, Daniel L.F. Chan, Elsa S.C. Chan, Rico W.K. Chan, Barry W.M. Cheng, Milton Cheng, Debbie F. Cheung, Peggy P.Y. Cheung, Cheung Yuk-Tong, Stephen R. Eno*, David Fleming, George Forrai*, Graeme R. Halford, William K.K. Ho, William Kuo, Stephen Kwong, Harvey Lau, Angela W.Y. Lee†, Lawrence Lee, Nancy Leigh, Anita P.F. Leung, Cheuk Yan Leung, Li Chiang Ling, Jackie Lo, Shara Lo, Andrew W. Lockhart, Doug Masson, Siobhán McKeating, Michael A. Olesnicky, Anthony K.S. Poon*, Christopher Smith, David Smith, F. Jeannie Smith, Andrew Tan, Tan Loke Khoon, Paul Tan, Poh Lee Tan, Cynthia Tang†

* Notary Public

† China-Appointed Attesting Officer

REGISTERED FOREIGN LAWYERS

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of September 5, 2003

1. Notice of Extraordinary General Meeting.
2. Proxy form for use at the Extraordinary General Meeting.
3. Reply slip for attendance.
4. The 2003 "glossy" Interim Report.

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

臨時股東大會適用的代表委任表格（委任書）

本人／吾等 ________________ H股股東帳號（如適用）：________________

地址為 ________________________________ *(附註1)*

持有山東國際電源開發股份有限公司（「本公司」）投票：內資股 ____________ 股／H股 ____________ 股 *(附註2)*。作為本公司的股東，現委任 *(附註3)* 大會主席，或 ____________ 為本人／吾等的代表，代表本人／吾等出席二零零三年十月二十二日（星期三）上午十時正於中華人民共和國北京市海淀區首體南路6號新世紀飯店舉行的本公司臨時股東大會或其遞延會議，並於該臨時股東大會或其遞延會議代表本人／吾等，依照下列指示就臨時股東大會通告所列決議案投票；如無作出指示，則由本人／吾等的代表酌情決定投票（下列議案均擬為普通決議案）。

決議	贊成 *(附註4)*	反對 *(附註4)*
1. 「動議委任丁慧平先生、趙景華先生、胡元木先生和王傳順先生為本公司獨立董事，即時生效；並動議僅此授權本公司董事會決定其酬金。」		
2. 「動議批准本公司董事會可以在符合中國境內監管部門關於上市公司董事會設立專門委員會有關規定的前提下，設立戰略委員會、審計委員會和薪酬與考核委員會；並動議僅此授權本公司董事會決定有關適時組建該等委員會的一切相關事宜。」		

簽署（附註5）________________ 日期：二零零三年______月______日

附註：

1. 請用正楷填上全名及地址。
2. 請劃去不適用者並請填上以您名義登記與本委任書有關的股份數額。如未有填上數額，則本委任書將被視為與以您名義登記的所有本公司股份有關。
3. 您有權委任您選擇的任何人士為您的代理人。如欲委任大會主席以外的人士為代理人，請將「大會主席」字樣刪去，並在空格內填上您所擬委任代理人的姓名及地址。您可委任一位或多位代理人出席及投票，受委任代理人毋須為本公司股東。但如您委任數人為您的代理人，請注明每名代理人所代表的股份數目。本委任書的每項更改，將須由簽署人簽字示可。
4. 請注意，如欲投票贊成任何決議案，請在「贊成」格內加上「✓」；如欲投票反對任何決議案，則請在「反對」格內加上「✓」。如無任何指示或交回的委任書並無指示受委任代理人如何就某項議案投票，代理人可自行決定是否及如何投票。
5. 本委任書須由您或您正式書面授權的人士簽署。如委託人為一公司或機構，則本委任書必須加蓋該公司或機構印章，或由其董事或正式授權的代理人簽署。本附註所述的授權書均須公證。
6. 本委任書連同簽署人經公證的授權書或其他授權文件，最遲須於臨時股東大會召開前二十四小時送達本公司董事會秘書室或送達本公司H股的股份登記公司 — 即位於香港灣仔皇后大道東183號合和中心19樓1901-05室的香港證券登記有限公司（視情況而定）方為有效。
7. 代理人代表股東出席臨時股東大會時應出示已填妥及簽署的本委任書及代理人的身份證明文件。
8. 本委任書以一式兩份填寫。其中一份應依據附註6的指示予以送達。另一份則應依據附註7的指示於代理人出席臨時股東大會時出示。

SIPD 12g3-2 (b)
File No. 82-4932

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We ______________________ with H share shareholder account number (if applicable): ______________________

of ______________________ *(Note 1)*, being the registered holder(s)

of ______________ domestic shares / ______________ H shares *(Note 2)* in Shandong International Power Development Company Limited (the

"**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ______________________

of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the Extraordinary General Meeting of the Company to be held at Beijing New Century Hotel, 6 Southern Road Capital Gym, Haidian District, Beijing, the People's Republic of China at 10:00 a.m. on Wednesday, 22nd October, 2003 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Extraordinary General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit (all the following resolutions are ordinary resolutions).

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
1. "THAT each of Mr. DING Huiping, Mr. ZHAO Jinghua, Mr. HU Yuanmu and Mr. WANG Chuanshun be and is hereby appointed as an independent director of the Company with immediate effect AND THAT the board of directors of the Company be and is hereby authorised to determine their remuneration."		
2. "THAT it is hereby approved that, subject to compliance with such relevant requirements as prescribed by regulatory authorities in the People's Republic of China regarding special committees to be established by boards of directors of listed companies, the board of directors of the Company is entitled to establish a strategic committee, an audit committee and a remuneration and monitoring committee AND THAT the board of directors of the Company be and is hereby authorised to decide on all matters incidental to the timely establishment of such committees."		

Signature *(Note 5)* ______________________ Date: ______________________ 2003

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Extraordinary General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING" and insert the full name and address of the proxy to be appointed in the space provided. You are entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a member of the Company. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick the box marked "For". If you wish to vote against any resolution, tick the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the board of directors of the Company or, as the case may be, the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1901-05, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time designated for convening the Extraordinary General Meeting.
7. When attending the Extraordinary General Meeting, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the Extraordinary General Meeting according to the instructions as set out in Note 7.

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL
POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立之中外合資股份有限公司)

臨時股東大會通告

茲通告山東國際電源開發股份有限公司(「本公司」)董事會決定於二零零三年十月二十二日(星期三)上午十時正於中華人民共和國北京市海淀區首體南路6號新世紀飯店舉行本公司臨時股東大會，藉以審議及酌情通過以下將予提呈的本公司普通決議案：

普通決議案

1. 「動議委任丁慧平先生、趙景華先生、胡元木先生和王傳順先生為本公司獨立董事，即時生效；並動議僅此授權本公司董事會決定其酬金。」
2. 「動議批准本公司董事會可以在符合中國境內監管部門關於上市公司董事會設立專門委員會有關規定的前提下，設立戰略委員會、審計委員會和薪酬與考核委員會；並動議僅此授權本公司董事會決定有關適時組建該等委員會的一切相關事宜。」

承董事會命
山東國際電源開發股份有限公司
周連青
公司秘書

中華人民共和國，山東
二零零三年九月四日

附註：

1. **委任為本公司獨立董事的候選人及他們的個人資料**

   丁慧平，一九五六年生，教授、博士生導師。一九八二年二月畢業於東北大學，獲工學學士學位。一九八七年赴瑞典留學，一九九二年獲企業經濟學博士學位。一九九三年進入北方交通大學經濟管理學院工作。

   趙景華，一九六二年生，教授，博士生導師。曾任山東大學經濟管理系副主任、山東大學管理學院副院長。現任山東大學管理學院院長。

   胡元木，一九五四年生，博士。一九八三年七月畢業於山東經濟學院會計系。現為山東經濟學院教授，碩士研究生導師，山東省會計學會常務理事。

   王傳順，一九六五年生，碩士，高級會計師。一九九零年七月畢業於西南農業大學。現任山東正源和信會計師事務所董事、主任會計師。

2. **出席臨時股東大會的資格**

   凡於二零零三年十月二十一日(星期二)下午收市時登記在本公司股東名冊上的本公司股東(「註冊股東」)均有權在履行必要的登記手續後出席臨時股東大會。本公司的H股股東名冊將於二零零三年九月二十二日(星期一)至二零零三年十月二十一日(星期二)(包括首尾兩天)期間內暫停辦理H股股份過戶登記手續。欲出席臨時股東大會的本公司H股股東，必須將其過戶文件及有關股票憑證於二零零三年九月十九日(星期五)下午四時前，送達本公司H股的股份登記公司，即香港證券登記有限公司(「香港證券登記」)。

3. **參加臨時股東大會的登記手續**

   (1) 擬出席臨時股東大會的註冊股東，必須在二零零三年九月三十日(星期二)或該日前將已填妥及簽署之書面確認回復送達本公司董事會秘書室。該書面回復請採用本通告隨附的「出席確認回執」或其複印件。擬出席臨時股東大會的H股註冊股東，除前述要求外，必須在二零零三年九月三十日(星期二)或該日前將其過戶文件副本及有關股票憑證副本送達本公司董事會秘書室。

   (2) 註冊股東可以下列方法將必要的登記文件送交本公司：親自交回、郵遞或傳真。收悉上述文件後，本公司將完成參加臨時股東大會的登記程序，並以郵遞或傳真方式發出臨時股東大會入場證副本或傳真副本。股東或其代表在參加臨時股東大會時，可以用副本交換臨時股東大會入場證正本。

4. **股東代理人**

   (1) 註冊股東有權通過填妥本通告隨附的「臨時股東大會適用的代表委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席臨時股東大會及投票。代理人不必為本公司股東。如委任超過一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由註冊股東或由其以書面形式正式授權的委託人簽署。如委任書由註冊股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如委託人為一法人，則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

   (2) 就內資股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於臨時股東大會指定的舉行時間前二十四小時送達本公司董事會秘書室方為有效。就H股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於臨時股東大會指定的舉行時間前二十四小時送達香港證券登記方為有效。

5. **其他**

   (1) 每位本公司股東(或其代理人)在臨時股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

   (2) 臨時股東大會會期預計半天，參加臨時股東大會的股東的交通及食宿費自理。

   (3) 本公司的註冊地址及本公司董事會秘書室之詳情如下：—

   中華人民共和國山東省濟南市經三路14號
   電話：86-531-603 5467
   傳真：86-531-603 5469

   (4) 香港證券登記有限公司的地址及聯絡資料如下：—

   香港灣仔皇后大道東183號合和中心19樓1901-05室
   電話：852-2862 8628
   傳真：852-2865 0990 / 852-2529 6087

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the board of directors of Shandong International Power Development Company Limited (the "Company") has resolved that an extraordinary general meeting of the Company (the "Extraordinary General Meeting") will be held at 10:00 a.m. on Wednesday, 22nd October, 2003 at Beijing New Century Hotel, 6 Southern Road Capital Gym, Haidian District, Beijing, the People's Republic of China, for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions of the Company:

Ordinary Resolutions

1. "**THAT** each of Mr. DING Huiping, Mr. ZHAO Jinghua, Mr. HU Yuanmu and Mr. WANG Chuanshun be and is hereby appointed as an independent director of the Company with immediate effect **AND THAT** the board of directors of the Company be and is hereby authorised to determine their remuneration."
2. "**THAT** it is hereby approved that, subject to compliance with such relevant requirements as prescribed by regulatory authorities in the People's Republic of China regarding special committees to be established by boards of directors of listed companies, the board of directors of the Company is entitled to establish a strategic committee, an audit committee and a remuneration and monitoring committee **AND THAT** the board of directors of the Company be and is hereby authorised to decide on all matters incidental to the timely establishment of such committees."

By the order of the board of directors of
Shandong International Power Development Company Limited
Zhou Lianqing
Company Secretary

Shandong, the People's Republic of China
4th September, 2003

Notes:

1. **Candidates for appointment as independent directors of the Company and their personal particulars**

   Mr. Ding Huiping (丁慧平), born in 1956, a professor and Ph.D. tutor. Mr. Ding graduated from Northeastern University (東北大學) in February, 1982. He studied in Sweden since 1987 and acquired a Doctor degree in Enterprise Economic in 1992. He has been working at Economic and Management School of Northern Jiaotong University (北方交通大學) since 1993.

   Mr. Zhao Jinghua (趙景華), born in 1962, a professor and Ph.D. tutor of Management School of Shandong University (山東大學). He was appointed deputy head of Economic and Management Faculty and deputy head of Management School of Shandong University. Mr. Zhao is currently the dean of Management School of Shandong University.

   Mr. Hu Yuanmu (胡元木), born in 1954, Ph.D, a professor and Master tutor of Shandong Economic College (山東經濟學院). Mr. Hu graduated from Shandong Economic College in July, 1983. He is a committee member of Shandong Accounting Society (山東省會計學會).

   Mr. Wang Chuanshun (王傳順), born in 1965, a senior accountant. Mr. Wang graduated from Southwest Agricultural University (西南農業大學) in July, 1990 with a Master degree. He is a director and chief accountant of Shandong Zhengyuanhexin Accountants Limited (山東正源和信會計師事務所).

2. **Eligibility of attending the Extraordinary General Meeting**

   Shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, 21st October, 2003 ("Registered Shareholders") are entitled to attend the Extraordinary General Meeting upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Monday, 22nd September, 2003 to Tuesday, 21st October, 2003, both days inclusive, during which period no transfer of the Company's H shares will be effected. Shareholders of H shares of the Company intending to attend the Extraordinary General Meeting are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 19th September, 2003.

3. **Registration procedures for attending the Extraordinary General Meeting**

   (1) Registered Shareholders who intend to attend the Extraordinary General Meeting are required to deliver the completed and signed written reply slip with the Secretarial Office of the board of directors of the Company on or before Tuesday, 30th September, 2003. Please use the "Reply Slip for Attendance" enclosed herewith or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the Extraordinary General Meeting shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the board of directors of the Company on or before Tuesday, 30th September, 2003.

   (2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the Extraordinary General Meeting, and shall issue copies or facsimile copies of admission cards for attending the Extraordinary General Meeting by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

4. **Proxies**

   (1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the Extraordinary General Meeting on his behalf by completing the enclosed "Proxy Form For Use at the Extraordinary General Meeting" (the "Proxy Form") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

   (2) In respect of Registered Shareholders of domestic shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the board of directors of the Company not less than 24 hours before the time designated for convening the Extraordinary General Meeting. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the Extraordinary General Meeting.

5. **Miscellaneous**

   (1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

   (2) The Extraordinary General Meeting is expected to take half a day. Shareholders attending the Extraordinary General Meeting shall be responsible for their own travel and accommodation expenses.

   (3) The registered address of the Company and the details of the Secretarial Office of the board of directors of the Company are as follows:-

   No. 14, Jingsan Road
   Jinan, Shandong Province
   The People's Republic of China

   Tel No.: 86-531-603 5467
   Fax No.: 86-531-603 5469

   (4) The address and contact details of Hong Kong Registrars Limited are as follows:-

   Rooms 1901-05, 19th Floor
   Hopewell Centre
   183 Queen's Road East
   Wanchai, Hong Kong

   Tel No.: 852-2862 8628
   Fax No.: 852-2865 0990 / 852-2529 6087

   (5) The names of certain entities in the People's Republic of China are set out herein in both the Chinese and English languages. The English names are the unofficial translations of their respective Chinese names, and in the event of any inconsistency, the Chinese version shall prevail.

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

REPLY SLIP FOR ATTENDANCE

I/We, ____,

being the registered holder of ________________ domestic shares / ________________ H shares* in Shandong International Power Development Company Limited, intend to attend the Extraordinary General Meeting of the Company to be held on Wednesday, 22nd October, 2003.

Name of shareholder attending the Extraordinary General Meeting: ______________________________

H share shareholder account number (if applicable): ______________________________

Signature of shareholder: ______________________________

Date: ______________, 2003

* Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).
2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the board of directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (tel. no: 86-531-603 5467, contact person: Mr. Zhou Lianqing) on or before Tuesday, 30th September, 2003. This reply slip may be returned in person (registration procedures for attending the Extraordinary General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-603 5469).

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

出席確認回執

本人／吾等 ______________________________ 為山東國際電源開發股份有限公司股票：內資股 ______________ 股／H股 ______________ 股*的註冊持有人，並擬出席於二零零三年十月二十二日（星期三）舉行的臨時股東大會。

出席臨時股東大會者姓名：______________　　H股股東帳號（如適用）：______________

股東簽名：______________　　二零零三年______月______日
（蓋章）

*　請刪去不適用者

附註：

1. 請附上身份證明文件（身份證或護照）的複印件。
2. 此回執在填妥及簽署後須於二零零三年九月三十日（星期二）或該日前送達中華人民共和國山東省濟南市經三路14號本公司董事會秘書室（聯繫電話：86-531-603 5467，聯繫人：周連青先生）。此回執可採用親自交回（隨即可辦理出席臨時股東大會的股東登記手續）、郵遞（郵政編碼：250001）或傳真（傳真號碼：86-531-603 5469）的方式送達。


SIPD 12g3-2 (b)
File No. 82-4932
SHANDONG INTERNATIONAL
POWER DEVELOPMENT
COMPANY LIMITED
2003 Interim Report

The Board of Directors of Shandong International Power Development Company Limited (the "Company") hereby presents the unaudited interim financial report of the Company and its subsidiaries (the "Group") and its jointly controlled entities for the six months ended 30 June 2003 (the "Period"), prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting". Although the financial report for the six months ended 30 June 2003 has not been audited, it has been reviewed by KPMG, Certified Public Accountants and the auditors of the Company, in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is set out on page 24.

INTERIM RESULTS AND INTERIM DIVIDEND

During the Period, net profit of the Group amounted to RMB671 million, representing an increase of 2.30% when compared with that for the corresponding period of the previous year. Earnings per share were RMB0.128.

The Board of Directors resolved to distribute an interim dividend of RMB0.02 per share for the six months ended 30 June 2003. Dividend for domestic shares will be distributed and paid in Renminbi whereas dividend for H shares will be declared in Renminbi and paid in Hong Kong dollars (at the average exchange rate of converting Renminbi to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Wednesday, 20 August 2003). The interim dividend will be distributed to shareholders of the Company whose names appear on the register of members of the Company at the close of business on Thursday, 11 September 2003. The register of members of the Company will be closed from Friday, 5 September 2003 to Thursday, 11 September 2003 (both days inclusive) during which no share transfer will be registered. Registered holders of H shares of the Company should lodge their instruments of transfer and the relevant share certificates with the H share registrar of the Company, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong by not later than 4:00 p.m. on Thursday, 4 September 2003 for the entitlement to receive the interim dividend. Dividend will be distributed on Friday, 26 September 2003.

BUSINESS REVIEW OF THE PERIOD

Power Generation Management

During the first half of 2003, the total electricity generation volume of the Group amounted to 14,665 million kWh, increased by 1,053 million kWh over 13,612 million kWh for the corresponding period of the previous year, representing an increase of 7.74%. On-grid power generation volume amounted to 13,742 million kWh, representing an increase of 7.47% over 12,787 million kWh for the same period of the previous year.

As at 30 June 2003, the Group owned the entire interests in Zouxian Power Plant (with a total installed capacity of 2,500MW comprising one 300MW unit, one 330MW unit, two 335MW units and two 600MW units), Shiliquan Power Plant (with a total installed capacity of 1,255MW, comprising three 125MW units, two 140MW units and two 300MW units), Laicheng Power Plant (with a total installed capacity of 1,200MW, comprising four 300MW units) and Zibo SIPD Power Company Limited ("Zibo Company") (with a total installed capacity of 177MW, comprising two 88.5MW heat and electricity cogenerating units and two other 135MW heat and electricity cogenerating units which are under construction). In addition to the above four wholly-owned power plants/companies, the Group also held 55% interest in Qingdao Power Plant (with a total installed capacity of 660MW, comprising two 300MW units and four heat and electricity cogenerating units with a total installed capacity of 60MW), 30% interest in Weifang Power Plant (with a total installed capacity of 630MW, comprising one 300MW unit and one 330MW unit), 70% interest in Shandong Zhangqiu Power Company Limited ("Zhangqiu Company")(with a total installed capacity of 270MW, comprising two 135MW generating units) and 54.49% interest in Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") (with a total installed capacity of 168MW, comprising one 33MW heat and electricity cogenerating unit and one 135MW heat and electricity cogenerating unit and another 135MW heat and electricity cogenerating unit which is under construction). As at 30 June 2003, the total installed capacity managed by the Group amounted to 6,860MW and the total interested installed capacity was 5,964.5MW which represented an increase of 470MW (ie., an increase of 8.55%) over the total interested installed capacity of 5,494.5MW at the end of 2002 and accounted for 22.30% of the total installed capacity of Shandong Province.

During the Period, in the 32nd Large-scale Thermal Power Units with unit capacity of 600MW Competition of the State for the Year 2002, a total of 30 generating units from 14 power plants in China participated in this competition. These generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the generating units. Altogether 6 generating units won prizes in the competition. The rate of winning prize was 20%. All the two 600MW generating units of Zouxian Power Plant which participated in the competition won prizes, and the rate of winning prize was 100%. The No. 5 600MW generating unit of Zouxian Power Plant won top-rank prize (first prize). This was the second State championship it obtained, following the top-rank prize it won in 2000.

Infrastructure Construction Projects

The construction progress of the Group's construction projects was being undertaken smoothly as scheduled. The fourth 300MW generating unit of Laicheng Power Plant, which is wholly-owned by the Company, officially commenced commercial operation on 6 May 2003. Its on-grid electricity price was simultaneously approved by the government to be RMB320/MWh (tax included) and has been in force since the date of commencement of commercial operation.

The construction of two 135MW heat and electricity cogenerating units of Zibo Company, which is wholly owned by the Company, was in progress as scheduled. As at 30 June 2003, the construction costs incurred by Zibo Company amounted to approximately RMB657 million, representing 72.52% of the total budgeted construction costs of this project.

The first 135MW generating unit of Tengzhou Company, in which the Company owns 54.49% interest, officially commenced commercial operation on 31 March 2003. Its on-grid electricity price was also simultaneously approved by the government to be RMB320/MWh (tax included) and has been in force since the date of commencement of commercial operation. As at 30 June 2003, the construction costs incurred by Tengzhou Company in the construction of its two generating units amounted to RMB710 million, representing 71.50% of the total budgeted construction costs for this project. The second 135MW generating unit is expected to commence commercial operation in the second half of 2003.

New Investment Projects

On 1 July 2003, based on the regional development strategies of "stabilizing Shangdong, developing nationwide, having regions relatively concentrated, having the short term and long term merged", the Company entered into agreements with the relevant investing parties in Ningxia autonomous region. To the knowledge of the Directors of the Company, those investing parties are third parties independent of the Company. Pursuant to the agreements, the Company's equity interest in Ningxia Yinglite Zhongning Power Company Limited (寧夏英力特中寧發電有限公司) ("Zhongning Company") is increased from 20% to 50%. Zhongning Company plans to develop two 300MW coal-fired generating units. The proposal has been approved by the original State Development and Planning Commission. Currently, the feasibility study tasks are being undertaken.

On 26 June 2003, the Company jointly promoted with four other companies (to the knowledge of the Directors of the Company, those investing parties are third parties independent of the Company) to establish Ningxia Power Generation Company (Group) Limited (寧夏發電集團有限責任公司), in which the Company owns 31.11% interest. The remaining shares are held by Ningxia Yinglite Power (Group) Corporation (寧夏英力特電力(集團)股份有限公司) (35.56%), 北京國際電力開發投資公司 (16.67%), Ningxia Power Development & Investment Company Limited (寧夏電力開發投資有限責任公司) (11.11%) and 寧夏天淨電能開發有限公司 (5.55%). Ningxia Power Generation Company mainly invests in and develops the power source projects in the Ningxia autonomous region and is the principal entity developing future power source projects in Ningxia autonomous region. Ningxia Power Generation Company also mainly endeavors to study and formulate the planning of the two electrical power bases at 10,000MW level in the autonomous region and is responsible for commencing the preliminary work of the power source projects in the autonomous region. At present, Ningxia Power Generation Company intends to invest in, plan and construct, two power source projects, which mainly include Zhongning Company and Lingwu Power Plant.

Issue of A Shares

On 24 June 2003, in the annual general meeting for the year of 2002, the Company passed various resolutions regarding its proposed issue of A shares in the People's Republic of China (the "PRC"). The proposed issue by the Company of a maximum of 765,000,000 new A shares was conditionally approved: Out of the total number of new A shares to be issued by the Company, a maximum of 196,000,000 new A shares (in the from of unlisted Stated-owned legal person shares) were approved to be allocated and issued to China Huadian Corporation, with the remaining portion of the new A shares (which A shares being proposed to be listed on the Shanghai Stock Exchange) being proposed to be issued to natural persons and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC. Details regarding the Company's proposed issue of A shares are set out in its announcements dated 9 May, 13 May and 24 June 2003 and in its shareholders' circular dated 30 May 2003.

Other Matters

On 20 June 2003, the Company signed a "Comprehensive Cooperation Agreement" with the Shandong Branch of Industrial and Commercial Bank of China. According to the agreement, the Shandong Branch of Industrial and Commercial Bank of China will provide to the Company credit support in a total amount of RMB10 billion in accordance with the Company's capital demand in order to assist the Company to construct and acquire new power source projects.

On 24 June 2003, in the annual general meeting for the year of 2002, the Company resolved to acquire 80% equity interest in Sichuan Guangan Power Generation Company Limited ("Guangan Company") from the controlling shareholder of the Company — China Huadian Corporation. Guangan Company was established in 1996, situated in Guangan Municipality of Sichuan Province and is mainly engaged in the business of generating electricity. The project of Guangan Company has two phases: Phase I project comprises two 300MW coal-fired power generating units which started commercial operation in October 1999 and February 2000, respectively; Phase II project comprises two 300MW coal-fired power generating units which started construction in September 2002 and are expected to be put into commercial operation in August 2004 and December 2004, respectively. Details regarding this acquisition by the Company are set out in its announcements dated 9 May, 13 May and 24 June 2003 and in its Shareholders' circular dated 30 May 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

Economic Environment and Power Demand

The economy of the PRC maintained steady growth in the first half of 2003. Gross Domestic Product ("GDP") of the State amounted to approximately RMB5,005.3 billion, representing an increase of 8.2% over the same period of the previous year. GDP of Shandong Province on which the Group's services are mainly based was approximately RMB561.008 billion, representing an increase of 12.9% over the same period of the previous year, and was 4.7 percentage over the national average.

In the first half of 2003, the power consumption of the whole society of Shandong Province was 65,778 million kWh, representing an increase of 14.46% over the same period of last year. The industrial sector of Shandong Province consumed 49,873 million kWh, representing an increase of 15.68% over the same period of last year, and accounted for 75.82% of the total power consumption of Shandong Province. The agriculture, fisheries and water conservancy industries in Shandong Province consumed 2,792 million kWh, representing a decrease of 8.61% over the same period of last year and accounted for 4.24% of the total power consumption of Shandong Province. The power consumed by the urban and rural residents in Shandong Province amounted to 7,618 million kWh, representing an increase of 14.23% over the same period of last year and accounted for 11.58% of the total power consumption of Shandong Province.

Operating Revenue and Profit

During the Period, the operating revenue of the Group amounted to RMB4,096 million, representing an increase of 7.95% when compared with that for the corresponding period of the previous year; the operating profit amounted to RMB1,258 million, representing an increase of 13.54% when compared with that for the corresponding period of the previous year; net profit amounted to RMB671 million, representing an increase of 2.30% over that for the corresponding period of the previous year.

Operating Expenses

During the Period, the operating expenses of the Group amounted to RMB2,838 million, representing an increase of 5.65% when compared with those for the corresponding period of the previous year, and were lower than the growth of the operating revenue.

The principal operating expense of the Group was the cost of coal. During the Period, the cost of coal was RMB1.419 billion which accounted for 50% of the Group's total operating expenses and represented an increase of RMB89.08 million or 6.7% when compared with that for the corresponding period of the previous year, and was lower than the growth of electricity generation amount. The coal cost of unit electricity supply of the Group for the first half of this year was RMB99.38/MWh, representing a decrease of 1.33% when compared with that for the same period of last year.

During the Period, the costs for major overhauls and maintenance of the generating units of the Group amounted to RMB247 million, representing a decrease of RMB10 million over the same period of last year. The main reason was that fewer generating units had major overhauls in the first half of this year. The cost of personnel costs amounted to RMB204 million, representing an increase of RMB11.88 million over the same period of last year. Depreciation and amortization cost amounted to RMB619 million, representing an increase of RMB49.37 million over the same period of last year. The main reason is due to the increase in depreciation of the generating units which newly commenced operation at the end of last year and in the first half of this year. Other operating expenses amounted to RMB85.89 million, representing an increase of RMB14.78 million when compared with those for the same period of last year. The increase was mainly attributable to an increase in fuel oil cost which, in turn, resulted from an increase in the number of the Company's generating units and in the volume of electricity supply, and to an increase in water cost which, in turn, resulted from an increase in the rate for water supply. Selling and administration expenses amounted to RMB213 million, representing a decrease of RMB7.84 million from the same period of last year.

Finance Costs

During the Period, net finance cost of the Group amounted to RMB236 million, representing a decrease of 6.46% when compared with that for the corresponding period of the previous year. Of which, the interest expenses amounted to RMB243 million, representing a decrease of 6.01% when compared with those for the corresponding period of the previous year. This was mainly attributable to loan repayments and the decrease in interest rate of the borrowings.

Indebtedness

As at 30 June 2003, the borrowings of the Group amounted to RMB9,037 million and the net liability to asset ratio of the Group was 43.18%.

Major Technological Upgrade Projects

The main purposes of the technological upgrade projects undertaken by the Group were to enhance the capacity of electricity generating units, the technological level of its facilities and the efficiency of the generating units and to protect the environment.

During the first half of the year, the technological upgrade projects undertaken by the Group mainly included: technological improvement project in respect of energy saving and increase in the capacity of the second generating unit of Weifang Plant.

Major Operating Statistics

The table below sets out the major operating statistics of the Group's power plants during the first half of 2003:

	Power plants/companies								
Items	Zouxian	Shiliquan	Laicheng	Qingdao	Weifang	Zibo	Zhangqiu	Tengzhou	Total
Interest owned(%)	100	100	100	55	30	100	70	54.49	—
Installed capacity (MW)	2,500	1,255	1,200	660	630	177	270	168	6,860 *
Average utilization hours	2,390	2,614	2,583	2,728	2,255	2,536	2,364	3,066	2,496 *
Total amount of electricity generated (million MWh)	5.98	3.28	2.56	1.80	1.42	0.48	0.64	0.31	14.66 **
Net amount of electricity generated (million MWh)	5.65	3.06	2.42	1.68	1.33	0.42	0.59	0.29	13.75 **
Equivalent availability factor (%)	93.00	100	100	90.57	82.31	93.64	86.24	97.77	93.92
Capacity factor(%)	55.02	61.02	60.36	62.81	51.91	60.47	54.43	70.47	57.79
Equivalent forced outage rate (%)	0.01	0	0	0.57	0.30	1.47	3.71	1.02	0.27
Net generation standard coal consumption (g/kWh)	333.36	358.51	343.97	350.02	344.45	364.41	375.86	382.08	346.15

Note:

* Calculated on the basis of gross amount of all units

** For Qingdao and Weifang Power Plants, the relevant items were calculated in proportion to the percentage of interest the Company owned. Such items were calculated on a 100% basis in respect of the other power plants and companies.

Business Outlook for the Second Half of 2003

1. Ensuring the power plants of the Group are operated safely and attaining the targets of the Group relating to electricity generation scheduled for 2003;

2. Ensuring the construction of the two 135MW generating units of Zibo Company and the second 135MW generating unit of Tengzhou Company being in progress as scheduled;

3. Grasping such opportunities as the development of Western China and the transmission of electricity from Western China to Eastern China, and if opportunities arise, actively exploring and taking part in power source development projects in Ningxia autonomous region;

4. Endeavoring to enhance the progress of the preliminary work of the Group's development projects within Shandong Province with a view to commencing the work for such projects as soon as possible.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, so far as the Directors of the Company are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of senior management of the Company, had an interest in the Company's shares which falls to be disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"):

			Interest			
Name of shareholder	Type of shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued domestic shares	Approximate percentage of shareholding in the Company's total issued H shares	Short position
China Huadian Corporation	Domestic shares	2,815,075,430	53.56%	73.60%	—	—
Shandong International Trust and Investment Company Limited	Domestic shares	903,443,970	17.19%	23.62%	—	—
HKSCC Nominees Limited (Note)	H shares	1,410,190,000	26.83%	—	98.54%	—

Note:

Based on the information available to the Directors of the Company as at 30 June 2003 and so far as the Directors are aware, among the 1,410,190,000 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest, directly and indirectly, in an aggregate of 187,822,000 H shares of the Company (representing approximately 13.12% of the then total issued H shares). Out of which 187,822,000 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 60,392,000 H shares (representing approximately 4.22% of the then total issued H shares). Based on the information available on the website of The Stock Exchange of Hong Kong Limited and so far as the Directors of the Company are aware, J.P. Morgan Chase & Co. was, as at 30 June 2003, interested in the aforesaid 187,822,000 H shares of the Company in the manner as follows:

(a) 118,492,000 H shares, representing approximately 8.280% of the Company's then total issued H shares, were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% owned by J.P. Morgan Fleming Asset Management (Asia) Inc., which, in turn, was ultimately beneficially wholly-owned by J.P. Morgan Chase & Co.;

(b) 60,392,000 H shares, representing approximately 4.220% of the Company's then total issued H shares, were held by JPMorgan Chase Bank, which was beneficially wholly-owned by J.P. Morgan Chase & Co.;

(c) 8,850,000 H shares, representing approximately 0.618% of the Company's then total issued H shares, were held in the capacity as investment manager by JF International Management Inc., which was ultimately beneficially wholly-owned by J.P. Morgan Chase & Co.; and

(d) 88,000 H shares, representing approximately 0.006% of the Company's then total issued H shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately beneficially wholly-owned by J.P. Morgan Chase & Co..

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors of the Company as at 30 June 2003, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors of the Company, none of such persons individually was interested in 5% or more of the then total issued H shares of the Company as at 30 June 2003.

Save as disclosed above and so far as the Directors are aware, as at 30 June 2003, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules")) of the Company.

DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES OR SENIOR MANAGEMENT'S INTERESTS

As at 30 June 2003, none of the Directors, Supervisors, chief executives or members of senior management of the Company and their respective associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, Supervisor, chief executive or member of senior management is taken or deemed to have under such provisions of the SFO), or which was required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or which was otherwise required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the Period, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of its securities (the word 'securities' shall have the meaning as in paragraph 1 of Part I of Appendix 7 to the Listing Rules) .

EMPLOYEES' MEDICAL INSURANCE

Since 1 January 2003, the Group began to implement the basic medical insurance rules for staff in accordance with "the Implementing Project to Establish the Basic Medical Insurance Rules for the Urban and Rural Residents in Shandong Province", under the management of the local governments, pursuant to which the basic medical insurance fund will be contributed by the enterprise concerned and its staff. The employees are required to pay medical insurance fees calculated as 2% of their average monthly wages of the previous year, and the Group is required to pay fees ranging between 6% and 8% according to the policies promulgated by the local governments where the enterprise is situated.

The Group anticipates that the implementation of those medical insurance rules will not have any significant impact on the business operation and financial position of the Group. Apart from the above contribution, the Group is not required to pay any other medical expenses for employees.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 30 June 2003, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2003, the Group was not involved in any material litigation or arbitration. Besides, no litigation or claim of material importance was known to the Directors of the Company to be pending or threatened by or against the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

Consolidated income statement
for the six months ended 30 June 2003 (unaudited)
(Expressed in Renminbi)

		Six months ended 30 June	
		2003	**2002**
	Note	*RMB'000*	*RMB'000*
Turnover	2	4,095,677	3,794,079
Operating expenses			
Coal consumption		(1,419,385)	(1,330,305)
Depreciation and amortisation		(618,672)	(569,299)
Major overhaul expenses		(151,916)	(168,109)
Repairs and maintenance		(95,519)	(89,321)
Personnel costs		(203,632)	(191,756)
Selling and administration expenses		(213,275)	(221,118)
Sales related taxes		(49,831)	(45,440)
Other operating expenses		(85,894)	(71,116)
		(2,838,124)	(2,686,464)
Operating profit		1,257,553	1,107,615
Other income	3	124	126,366
Net finance costs	4	(235,676)	(251,953)
Non-operating expenses (net)		(1,687)	(1,182)
Profit from ordinary activities before taxation	5	1,020,314	980,846
Taxation	6	(340,194)	(325,337)
Profit from ordinary activities after taxation		680,120	655,509
Minority interests		(9,544)	(12)
Profit attributable to shareholders		670,576	655,497
Basic earnings per share	8(i)	RMB 0.128	RMB 0.125

Consolidated statement of recognised gains and losses
for the six months ended 30 June 2003 (unaudited)

There was no gain or loss recognised directly in equity during the six months ended 30 June 2002 and 2003.

The notes on pages 15 to 23 form part of this interim financial report.

Consolidated balance sheet at 30 June 2003 (unaudited)

(Expressed in Renminbi)

	Note	At 30 June 2003 *RMB'000*	At 31 December 2002 *RMB'000*
Non-current assets			
Property, plant and equipment		15,920,376	15,319,303
Construction in progress	9	1,108,694	1,363,657
Lease prepayments		405,954	378,185
Intangible assets		42,769	44,536
Interest in associates	10	86,240	2,240
Investments		133,039	133,039
Deferred tax assets		31,369	32,248
		17,728,441	17,273,208
Current assets			
Inventories		286,950	268,373
Deposits, other receivables and prepayments		129,206	86,895
Trade receivables	11	750,981	472,708
Fixed deposits maturing over three months		29,161	10,455
Cash and cash equivalents	12	1,278,690	1,045,402
		2,474,988	1,883,833
Current liabilities			
Bank loans		758,409	477,121
Current portion of long term loans from shareholder		36,794	87,794
Current portion of state loan		14,891	14,594
Current portion of long term other loans		10,506	10,534
Trade payables	13	402,567	207,355
Other payables and accruals		1,137,327	719,539
Dividend payable	7	189,219	—
Tax payable		207,662	169,029
		2,757,375	1,685,966
Net current (liabilities)/ assets		(282,387)	197,867
Total assets less current liabilities carried forward		17,446,054	17,471,075

Consolidated balance sheet (continued)
at 30 June 2003 (unaudited)
(Expressed in Renminbi)

	Note	At 30 June 2003 *RMB'000*	At 31 December 2002 *RMB'000*
Total assets less current liabilities brought forward		17,446,054	17,471,075
Long term liabilities			
Bank loans		6,866,575	7,356,595
Loans from shareholder		610,000	610,000
State loan		92,925	97,063
Other loans		646,505	676,530
Deferred tax liabilities		189,813	181,109
		8,405,818	8,921,297
Net assets		9,040,236	8,549,778
Equity			
Share capital	14	5,256,084	5,256,084
Capital reserve	14	778,040	778,040
Statutory common reserve	14	656,766	656,766
Statutory common welfare fund	14	289,979	289,979
Retained profits	14	1,883,118	1,401,761
		8,863,987	8,382,630
Minority interests		176,249	167,148
Total equity and minority interests		9,040,236	8,549,778

The notes on pages 15 to 23 form part of this interim financial report.

Condensed consolidated cash flow statement
for the six months ended 30 June 2003 (unaudited)
(Expressed in Renminbi)

	Six months ended 30 June	
	2003	**2002**
	RMB'000	*RMB'000*
Net cash from operating activities	1,603,663	1,146,824
Net cash used in investing activities	(1,076,307)	(899,985)
Net cash used in financing activities	(294,068)	(1,594,462)
Increase/(decrease) in cash and cash equivalents	233,288	(1,347,623)
Cash and cash equivalents at 1 January	1,045,402	2,511,024
Cash and cash equivalents at 30 June	1,278,690	1,163,401

The notes on pages 15 to 23 form part of this interim financial report.

Notes on the unaudited interim financial report

(Expressed in Renminbi)

(1) Basis of preparation

This interim financial report set out on pages 11 to 23 is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included on page 24.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31 December 2002 included in the interim financial report does not constitute the company's annual financial statements prepared under International Financial Reporting Standards ("IFRS") for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2002 are available at the company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 15 April 2003.

The same accounting policies adopted in the 2002 annual financial statements have been applied to the interim financial report.

The notes on the interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2002 annual financial statements.

(2) Turnover

Turnover represents the sale of electricity and heat, net of value added tax, as follows:

	Six months ended 30 June	
	2003	**2002**
	RMB'000	*RMB'000*
Sale of electricity	4,020,492	3,732,352
Sale of heat	75,185	61,727
	4,095,677	3,794,079

(3) Other income

The company early repaid part of the state loan amounting to US$208,508,000 (RMB1,725,882,000 equivalent) in January 2002. Based on the loan repayment notice issued by the state government of the People's Republic of China ("PRC"), the actual amount payable for the settlement of this loan principal was US$194,308,000 (RMB1,609,845,000 equivalent) after adjustments made by the lender as advised by the PRC State government. A net gain of RMB116,037,000 arising in this connection was included in other income for the six months end 30 June 2002.

(4) Net finance costs

	Six months ended 30 June	
	2003	**2002**
	RMB'000	*RMB'000*
Interest on bank and other loans	258,446	280,743
Less: interest capitalised	(15,690)	(22,467)
Net interest expenses	242,756	258,276
Less: interest income	(7,080)	(6,323)
Net finance costs	235,676	251,953

The interest costs have been capitalised at a rate of 5.64% per annum (six months ended 30 June 2002: 5.95% per annum) for construction in progress.

(5) Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June	
	2003	**2002**
	RMB'000	*RMB'000*
Cost of inventories consumed	1,519,459	1,388,998
Amortisation of intangible assets and lease prepayments	10,075	10,266
Depreciation	608,597	559,033

(6) Taxation

	Six months ended 30 June	
	2003	2002
	RMB'000	*RMB'000*
Charge for PRC enterprise income tax	330,611	318,943
Deferred tax expense	9,583	6,394
	340,194	325,337

The charge for PRC enterprise income tax is calculated at the rate of 33% (six months ended 30 June 2002: 33%) on the estimated assessable profit of the group for the six months ended 30 June 2003.

(7) Dividends

(a) Dividends declared during the six months ended 30 June 2002 and 2003 are as follows:

	Six months ended 30 June	
	2003	2002
	RMB'000	*RMB'000*
Final dividend declared of RMB0.036 per share for the year ended 31 December 2002 (Year ended 31 December 2001: RMB0.17)	189,219	893,534

On 20 August 2003, the Board of Directors declared an interim dividend of RMB0.02 per share for the six months ended 30 June 2003, totalling RMB105,122,000 (six months ended 30 June 2002: RMB0.02, totalling RMB105,122,000). The total amount of the dividend payable of RMB105,122,000 is based on the total number of shares in issue of 5,256,084,200 as at 19 August 2003 being the latest practicable date prior to the board meeting. This dividend has not been recognised as a liability at 30 June 2003.

(7) Dividends (Continued)

(b) Dividends paid during the six months ended 30 June 2002 and 2003 are as follows:

	Six months ended 30 June	
	2003	2002
	RMB'000	*RMB'000*
Final dividend of RMB0.17 per share for the year ended 31 December 2001	—	893,534

(8) Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of the company for the six months ended 30 June 2003 of RMB670,576,000 (six months ended 30 June 2002: RMB 655,497,000) and the number of shares in issue during the six months ended 30 June 2003 of 5,256,084,200 (six months ended 30 June 2002: 5,256,084,200).

(ii) Diluted earnings per share

There were no dilutive potential shares in existence during the six months ended 30 June 2002 and 2003.

(9) Construction in progress

	At 30 June	At 31 December
	2003	2002
	RMB'000	*RMB'000*
Development of power plants	879,848	1,153,689
Improvement projects	228,846	209,968
	1,108,694	1,363,657

(9) Construction in progress (Continued)

Details of the group's power plants development projects are as follows:

	Installed capacity	Budgeted construction cost *RMB' million*	Anticipated year of completion
The second generating unit at Tengzhou Company	135MW	482	2003
The third and fourth generating units at Zibo Company	2 x 135MW	906	2003

(10) Interest in associates

At 30 June 2003, the group had the following associates, both of which are unlisted and incorporated in the PRC:

Name of associates	Registered capital *RMB'000*	Paid up capital *RMB'000*	Percentage of interest directly held by the company	Principal activities
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning") (note i)	11,200	11,200	20%	Development of power plants
Ningxia Power Generation Company (Group) Limited ("Ningxia") (note ii)	900,000	270,000	31.11%	Development of power plants

Note:

(i) In July 2003, the company acquired an additional 30% equity interest in Zhongning from the other independent investors for a total consideration of RMB5.36 million. After the acquisition, the company holds a 50% equity interest in Zhongning and has committed to further inject RMB222 million of capital in Zhongning.

Zhongning plans to develop and construct two 300MW generating units. The total budgeted cost of this project amounts to RMB2.3 billion and the two generating units are expected to commence commercial operation in 2005 and 2006 respectively.

(ii) In June 2003, the company entered into an agreement with four independent investors to form Ningxia for the development and investment in power projects in Ningxia Autonomous Region. As at 30 June 2003, Ningxia has not commenced operation.

The company has injected capital of RMB84 million and commited to further inject RMB196 million of capital in Ningxia as at 30 June 2003.

(11) Trade receivables

	At 30 June 2003 RMB'000	At 31 December 2002 RMB'000
Trade receivables due from Shandong Electric Power (Group) Corporation ("SEPCO") for the sale of electricity	688,769	424,633
Trade receivables due from third parties for sale of heat	62,212	48,075
	750,981	472,708

Receivables from SEPCO are due within 30 days from the date of billing. Receivables for sale of heat are due within 90 days from the date of billing. The amount due from SEPCO was not yet due for payment as at 30 June 2003. The age of receivables for sale of heat is within six months.

(12) Cash and cash equivalents

	At 30 June 2003 RMB'000	At 31 December 2002 RMB'000
Cash at bank and in hand	964,129	747,493
Time deposits with banks maturing within three months	314,561	297,909
	1,278,690	1,045,402

(13) Trade payables

Trade payables are generally due within 30 days from the date of billing. The amounts were not yet due for payment as at 30 June 2003.

(14) Share capital and reserves

	Share capital *RMB'000*	Capital reserve *RMB'000*	Statutory common reserve *RMB'000*	Statutory common welfare fund *RMB'000*	Retained profits *RMB'000*	Total shareholders' equity *RMB'000*
Balance at 1 January 2003	5,256,084	778,040	656,766	289,979	1,401,761	8,382,630
Profit for the period	-	-	-	-	670,576	670,576
Dividends declared (Note 7)	—	—	—	—	(189,219)	(189,219)
Balance at 30 June 2003	5,256,084	778,040	656,766	289,979	1,883,118	8,863,987

(15) Material related party transactions

(i) Following the recent reform of the power sector in the PRC, the company's controlling ownership was transferred from SEPCO to China Huadian Group Corporation ("China Huadian") on 1 April 2003, and SEPCO ceased to be the holding company of the company on that date.

(ii) The group had the following material transactions with SEPCO, and entities controlled by SEPCO during the six months ended 30 June 2002 and 2003:

	Six months ended 30 June	
	2003	**2002**
	RMB'000 *(note)*	*RMB'000*
Sale of electricity	1,885,413	3,732,352
Interconnection and despatch management fees	19,140	38,422
Repairs and maintenance services	48,473	113,237
Construction costs and equipment costs paid and payable	58,560	257,284

Note: These represent the group's transactions with SEPCO, and entities controlled by SEPCO, for the three months ended 31 March 2003.

(15) Material related party transactions (Continued)

(iii) The balances due to/ (from) related parties are as follows:

	Nature of transactions	At 30 June 2003 *RMB'000*	At 31 December 2002 *RMB'000*
SEPCO	Sale of electricity	—	(424,633)
Shandong Electric Power Hongyuan Electricity Generation Overhaul Company Limited	Repairs and maintenance services	—	(6,699)
Shandong Electric Power No.1 Construction Engineering Company, Shandong Electric Power No.2 Construction Engineering Company and Shandong Electric Power No. 3 Construction Engineering Company Construction	Construction costs and equipment costs	—	70,104

(iv) The company entered into an acquisition agreement on 9 May 2003 with China Huadian, the company's holding company, to acquire 80% equity interest in Sichuan Guangan Power Generation Company Limited ("Guangan") from China Huadian, for a consideration of RMB475.5 million, which is to be adjusted by 80% of the difference between the audited net asset value of Guangan as at 31 December 2002 and that as at the date of completion, both to be determined in accordance with the PRC Accounting Standards and Regulations. The anticipated completion date of this acquisition is 31 December 2003.

The principal activities of Guangan are the generation and sale of electricity in Sichuan Province, the PRC.

(16) Capital commitments

(i) Capital commitments

The group (excluding jointly controlled entities) had capital commitments outstanding as at 30 June 2003 and 31 December 2002 not provided for in the financial statements as follows:

(16) Capital commitments (Continued)

	At 30 June 2003	At 31 December 2002
	RMB'000	*RMB'000*
Contracted for		
Development of power plants	940,357	1,105,868
Investments	760,220	88,720
Improvement projects	135,898	71,823
	1,836,475	1,266,411
Authorised but not contracted for		
Development of power plants	819,786	742,215
Investments	136,440	—
Improvement projects	204,826	93,385
	1,161,052	835,600
	2,997,527	2,102,011

(ii) The group's share of the jointly controlled entities' capital expenditure commitments amounted to RMB247,837,000 at 30 June 2003 (At 31 December 2002 : RMB225,389,000).

(17) Contingent liabilities

The group and the jointly controlled entities did not have any material contingnent liabilities as at 30 June 2003 and 31 December 2002.

(18) Segment reporting

The group and its jointly controlled entities' profits are almost entirely attributable to the generation and sale of electricity in Shandong Province, the PRC. Accordingly, no segmental analysis is provided.

(19) Comparative figures

Certain staff costs have been reclassified from selling and administration expenses to personnel costs in the unaudited consolidated income statement for the six months ended 30 June 2002 in order to conform with the current presentation.

Independent review report to the board of directors of Shandong International Power Development Company Limited

Introduction

We have been instructed by the company to review the interim financial report as set out on pages 11 to 23.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2003.

KPMG

Certified Public Accountants
Hong Kong, 20 August 2003


山東國際電源開發
股份有限公司
二零零三年中期報告

山東國際電源開發股份有限公司(以下稱「本公司」)董事會謹此公佈本公司及其附屬公司(「本集團」)和合營企業按《國際會計準則》第三十四號「中期財務報告」的內容編制的截至二零零三年六月三十日止六個月期間(「本期間」)的未經審計的中期財務報告。截至二零零三年六月三十日止六個月期間的中期財務報告雖未經審計，但已由本公司的核數師，畢馬威會計師事務所按照香港會計師公會所頒佈的《核數準則》第700號—「中期財務報告的審閱」進行了審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第24頁。

中期業績及中期股息

本集團在本期間錄得淨利潤人民幣6.71億元，比去年同期增長2.30%，每股溢利人民幣0.128元。

董事會決定派發截至二零零三年六月三十日止六個月期間之中期股息每股人民幣0.02元，其中內資股股息以人民幣派發和支付，H股股息以人民幣宣派，以港幣支付(港幣兌換人民幣的滙率將按二零零三年八月二十日(星期三)之前的一個星期中國人民銀行公佈的人民幣兌換港幣的平均值計算)。中期股息派發予二零零三年九月十一日(星期四)登記在本公司股東名冊上的本公司股東。本公司將於二零零三年九月五日(星期五)至二零零三年九月十一日(星期四)(包括首尾兩天)期間暫停辦理股東名冊過戶手續，在該期間將不登記股份轉讓。本公司H股註冊股東須在二零零三年九月四日(星期四)下午四時前，將過戶文件連同相關之股票憑證送達本公司H股的股份登記公司，即位於香港灣仔皇后大道東183號合和中心17樓1712至1716室的香港證券登記有限公司，方可獲派發中期股息。股息派發日期為二零零三年九月二十六日(星期五)。

期間業務回顧

電力生產管理

二零零三年上半年，本集團的發電量為146.65億千瓦時，比去年同期的136.12億千瓦時增加10.53億千瓦時，增長7.74%，上網電量為137.42億千瓦時，比去年同期的127.87億千瓦時增長7.47%。

於二零零三年六月三十日，本公司現全資擁有鄒縣發電廠（裝機容量為2,500MW，其中包括一台300MW機組、一台330MW機組、兩台335MW機組及兩台600MW機組）、十里泉發電廠（裝機容量為1,255MW，其中包括三台125MW機組、兩台140MW機組及兩台300MW機組）、萊城發電廠（裝機容量為1,200MW，包括四台300MW機組）及淄博山國電熱電有限公司（「淄博公司」）（裝機容量為177MW，包括兩台88.5MW熱電聯產機組，另有兩台在建的135MW熱電聯產機組）。除上述四間全資擁有的電廠／公司外，本集團還擁有青島發電廠（裝機容量為660MW，包括兩台300MW機組及四台共計60MW的熱電聯產機組）55%權益、濰坊發電廠（裝機容量為630MW，包括一台300MW機組和一台330MW機組）30%權益、山東章丘發電有限責任公司（「章丘公司」）（裝機容量為270MW，包括兩台135MW機組）70%權益和山東滕州新源熱電有限公司（「滕州公司」）（裝機容量為168MW，包括一台33MW熱電聯產機組、一台135MW熱電聯產機組，另有一台正在建設中的135MW熱電聯產機組）54.49%權益。於二零零三年六月三十日，本集團擁有管理總裝機容量6,860MW，其中權益總裝機容量5,964.5MW，佔全山東省總裝機容量的22.30%，比二零零二年底的權益總裝機容量5,494.5MW增加470MW，增長8.55%。

本期間，在第32屆（二零零二年度）全國火電單機容量600MW機組競賽評比中，全國共有14個單位計30台機組參賽，以機組的運行效率、安全運行時間及勞動生產率等為評比指標，其中6台機組獲獎，獲獎率為20%。本集團參賽的鄒縣發電廠兩台600MW機組全部獲獎，獲獎率達100%。其中5號600MW機組獲得特等獎（第一名），是繼獲二零零零年度特等獎以來的第二個全國第一名。

基建工程項目

本集團各在建工程項目均按照計劃順利進行。本公司全資擁有的萊城發電廠第四台300MW機組已於二零零三年五月六日正式投入商業運營，其上網電價已同步獲政府批復，為人民幣320元/兆瓦時（含稅），自該機組投產之日起開始執行。

本公司全資擁有的淄博公司的兩台135MW熱電聯產機組的建設正按計劃進行。截至二零零三年六月三十日止，淄博公司累計完成這項投資人民幣6.57億元，佔這項工程預計總投資額的72.52%。

本公司擁有54.49%權益的滕州公司第一台135MW機組已於二零零三年三月三十一日正式投入商業運營，其上網電價也同步獲政府批復，為人民幣320元/兆瓦時（含税），自該機組投產之日起開始執行。截至二零零三年六月三十日止，滕州公司累計完成兩台135MW機組的投資人民幣7.10億元，佔這項工程預計總投資額的71.50%。預計第二台135MW機組將於二零零三年下半年投產。

新投資項目

二零零三年七月一日，根據「穩固山東，拓展全國，地域相對集中，近期遠期結合」的區域發展策略，本公司與寧夏自治區的有關投資方簽訂協議。據本公司董事所知，該等投資方均為本公司的獨立第三方。根據該協議，本公司於寧夏英力特中寧發電有限公司（簡稱「中寧公司」）的股權比例從20%增加至50%。中寧公司計劃開發兩台300MW級燃煤發電機組，其項目建議書已獲原國家發展計劃委員會批准，現正在進行可行性研究工作。

二零零三年六月二十六日，本公司與其他4家公司（據本公司董事所知，該等投資方均為本公司的獨立第三方）共同發起設立寧夏發電集團有限責任公司（簡稱「寧夏發電公司」）。本公司擁有其31.11%的股權。其餘股份分別由寧夏英力特電力（集團）股份有限公司(35.56%)、北京國際電力開發投資公司(16.67%)、寧夏電力開發投資有限責任公司(11.11%)和寧夏天淨電能開發有限公司(5.55%)持有。寧夏發電公司主要投資、開發寧夏自治區內的電源項目，是寧夏自治區未來開發電源項目的主體。寧夏發電公司還主要致力於研究制定自治區內兩個「千萬千瓦級」的電力項目規劃，負責開展自治區內電源項目的前期工作。目前，寧夏發電公司擬投資、規劃建設兩個電源項目，主要有中寧公司、靈武電廠等。

A股發行

二零零三年六月二十四日，本公司於二零零二年度的股東周年大會上通過了本公司計劃在中國境內首次發行A股的各項決議。依據發行方案，此次A股發行規模最多不超過765,000,000股A股：其中最多不超過196,000,000股的A股向中國華電集團公司配售發行（形式為：不能上市流通的國有法人股）；其餘計劃以在上海證券交易所上市的A股的形式向中國境內的自然人及機構投資者（除國家法律和行政法規禁止者之外）公開發行。有關A股發行的詳情請見本公司日期為二零零三年五月九日、五月十三日和六月二十四的公告及日期為二零零三年五月三十日的股東通函。

其他事項

二零零三年六月二十日，本公司與中國工商銀行山東省分行簽訂了《全面合作協議》。根據該協議，中國工商銀行山東省分行將按照本公司的資金需求，向本公司提供總額達人民幣100億元的授信支持，以協助本公司新建和收購電源項目。

二零零三年六月二十四日，本公司於二零零二年度的股東周年大會上通過決議，將向本公司控股股東—中國華電集團公司收購其持有的四川廣安發電有限責任公司（簡稱「廣安公司」）80%的股權。廣安公司於一九九六年成立，位於四川省廣安市，主要從事發電生產業務。廣安公司共有兩期工程：一期工程包括兩台300MW燃煤機組，已分別於一九九九年十月和二零零零年二月投入商業運營；二期工程包括兩台300MW燃煤機組，已於二零零二年九月開始建設，預計這兩台機組將分別於二零零四年八月和二零零四年十二月投入商業運營。有關此次廣安公司收購工作的詳情請見本公司日期為二零零三年五月九日、五月十三日和六月二十四的公告及日期為二零零三年五月三十日的股東通函。

管理層討論與分析

經濟環境及電力需求

今年上半年中國經濟持續穩定增長，全國國內生產總值(GDP)約達到人民幣50,053億元，比二零零二年同期增長8.2%。本集團的主要服務區山東省國內生產總值約為人民幣5,610.08億元，比去年同期增長12.9%，高於全國平均水平4.7個百分點。

今年上半年山東省全社會用電量為657.78億千瓦時，比去年同期增長14.46%。其中工業用電量為498.73億千瓦時，比去年同期增長15.68%，佔全社會用電量的75.82%；農林牧漁水利業用電量為27.92億千瓦時，比去年同期降低8.61%，佔全社會用電量的4.24%；城鄉居民生活用電量為76.18億千瓦時，比去年同期增長14.23%，佔全社會用電量的11.58%。

經營收入及利潤

本期間本集團營業收入為人民幣40.96億元，比去年同期上升7.95%；經營溢利為人民幣12.58億元，比去年同期上升13.54%；淨利潤為人民幣6.71億元，比去年同期增長2.30%。

經營費用

本期間，本集團經營費用為人民幣28.38億元，比去年同期增長5.65%，低於營業收入的增長。

煤炭費用是本集團最主要的經營費用，本期間煤炭費用為人民幣14.19億元，佔本集團經營費用的50%，比去年同期增加人民幣8,908萬元，增長6.70%，低於發電量的增長。今年上半年，本集團單位售電燃料成本為人民幣99.38元/兆瓦時，比去年同期下降1.33%。

本期間，本集團機組的大修及維護保養費用為人民幣2.47億元，比去年同期減少人民幣1,000萬元，主要原因是今年上半年大修的機組較少；員工成本為人民幣2.04億元，比去年同期增加人民幣1,188萬元；折舊及攤銷費用為人民幣6.19億元，比去年同期增加人民幣4,937萬元，主要原因是去年底及今年上半年新投產機組增加的折舊；其他經營費用為人民幣8,589萬元，比去年同期增加人民幣1,478萬元，主要原因是機組增加以及發電量增加而增加燃油費和水價升高而增加的水費；銷售及行政費用為人民幣2.13億元，比去年同期減少人民幣784萬元。

財務費用

本期間，本集團財務費用淨額為人民幣2.36億元，比去年同期降低6.46%。其中，利息支出人民幣2.43億元，比去年同期降低6.01%，主要是償還借款及借款利率下降的原因。

債務

於二零零三年六月三十日，本集團總借款金額為人民幣90.37億元，淨債務總資產比率為43.18%。

主要的技術改造項目

本集團的技術改造項目主要致力於提高設備發電能力、技術水平、機組效率及使環境得到改善。

上半年，本集團主要進行的技術改造項目有：濰坊電廠第二台機組節能增容技術改造。

主要運作統計資料

以下是本集團發電廠二零零三年上半年的主要運營資料：

	發電廠／公司								
項目	鄒縣	十里泉	萊城	青島	濰坊	淄博	章丘	滕州	總計
所佔權益(%)	100	100	100	55	30	100	70	54.49	—
裝機容量（兆瓦）	2,500	1,255	1,200	660	630	177	270	168	6,860 *
平均利用小時	2,390	2,614	2,583	2,728	2,255	2,536	2,364	3,066	2,496 *
總發電量(百萬兆瓦時)	5.98	3.28	2.56	1.80	1.42	0.48	0.64	0.31	14.66 **
淨發電量(百萬兆瓦時)	5.65	3.06	2.42	1.68	1.33	0.42	0.59	0.29	13.75 **
等效可用係數(%)	93.00	100	100	90.57	82.31	93.64	86.24	97.77	93.92
容量係數(%)	55.02	61.02	60.36	62.81	51.91	60.47	54.43	70.47	57.79
等效強迫停運率(%)	0.01	0	0	0.57	0.30	1.47	3.71	1.02	0.27
供電標準煤耗率（克/千瓦時）	333.36	358.51	343.97	350.02	344.45	364.41	375.86	382.08	346.15

註：

＊ 按所有機組總量計算

＊＊ 青島、濰坊發電廠按擁有權益比例計算，其他公司按100%計算。

二零零三年下半年業務展望

1. 確保本集團電廠安全生產，完成本集團全年的生產目標；

2. 抓好在建的淄博公司兩台135MW機組及滕州公司第二台135MW機組的工程建設，確保各工程按計劃進行；

3. 繼續抓住西部大開發、西電東送的機遇，積極參與寧夏自治區的電源開發項目；

4. 加大山東省內前期開發項目的工作力度，爭取現有前期項目儘早開工。

主要股東持股情況

於二零零三年六月三十日，就本公司董事所知悉，除本公司董事、監事、行政總裁或高級管理人員之外的下述人士，擁有根據《證券及期貨條例》(「《證券及期貨條例》」)第XV部第2和第3分部的規定須向本公司及香港聯合交易所有限公司(「聯交所」)披露的本公司任何之股本權益：

			權益			
股東名稱	股份類別	持股數目	約佔本公司已發行股份總數的百分比	約佔本公司已發行內資股總數的百分比	約佔本公司已發行H股總數的百分比	淡倉
中國華電集團公司	內資股	2,815,075,430	53.56%	73.60%	—	—
山東省國際信託投資有限公司	內資股	903,443,970	17.19%	23.62%	—	—
香港中央結算(代理人)有限公司(附註)	H股	1,410,190,000	26.83%	—	98.54%	—

附註：

根據本公司董事於二零零三年六月三十日所獲得的資料及就彼等所知，由香港中央結算（代理人）有限公司持有1,410,190,000股H股中，J.P. Morgan Chase & Co. 總共直接及間接持有本公司187,822,000股H股（佔當時已發行H股總數約13.12%），在該187,822,000股H股當中，J.P. Morgan Chase & Co. 在可供借出的股份中持有60,392,000股H股（佔當時已發行H股總數約4.22%）。

根據在聯交所網站獲得的資料及就本公司董事所知悉，於二零零三年六月三十日，J.P.Morgan Chase & Co. 所擁有的本公司上述187,822,000股H股的持股方式如下：

(a) 118,492,000股H股（佔本公司當時已發行H股總數約8.280%）是由JF Asset Management Limited以投資經理的身份持有。J.P. Morgan Fleming Asset Management (Asia) Inc.擁有JF Asset Management Limited約99.99%股權，而J.P. Morgan Fleming Asset Management (Asia) Inc.則由J.P. Morgan Chase & Co.所最終實益全資擁有；

(b) 60,392,000股H股（佔本公司當時已發行H股總數約4.220%）是由JPMorgan Chase Bank持有，而其則由J.P. Morgan Chase & Co.所實益全資擁有；

(c) 8,850,000股H股（佔本公司當時已發行H股總數約0.618%）是由JF International Management Inc.以投資經理的身份持有，而其則由J.P. Morgan Chase & Co.所最終實益全資擁有；及

(d) 88,000股H股（佔本公司當時已發行H股總數約0.006%）是由J.P. Morgan Whitefriars Inc.以實益擁有人的身份持有，而其則由J.P. Morgan Chase & Co.所最終實益全資擁有。

除上述所披露外，根據於二零零三年六月三十日香港中央結算（代理人）有限公司的記錄及董事所獲得的其他資料，香港中央結算（代理人）有限公司持有的所有其他H股是代表多名人士持有的，而據本公司董事所知悉該等人士各自並沒有持有本公司於二零零三年六月三十日已發行H股總數的5%或以上的股份。

除上述所披露外，據本公司董事所知，於二零零三年六月三十日，並無任何其他人士（非本公司董事、監事、行政總裁或高級管理人員）在本公司任何類別股份或相關股份（視情況而定）中擁有根據《證券及期貨條例》第XV部第2和第3分部之規定須向本公司及聯交所披露並記錄於根據《證券及期貨條例》第336條規定而備存的登記冊的權益或淡倉；或為本公司的主要股東（定義見《香港聯合交易所有限公司證券上市規則》（「上市規則」））。

董事、監事、行政總裁或高級管理人員持股情況

於二零零三年六月三十日，本公司各董事、監事、行政總裁或高級管理人員及彼等各自的聯繫人，概無在本公司及/或其任何相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及/或債券證（視情況而定）中擁有任何根據《證券及期貨條例》第XV部第7和第8分部的規定需知會本公司及聯交所的權益或淡倉（包括根據《證券及期貨條例》該些章節的規定而被視為或當作這些董事、監事、行政總裁或高級管理人員擁有的權益或淡倉），或根據《證券及期貨條例》第352條規定須記錄於本公司保存的登記冊的權益或淡倉，或根據上市規則附錄十中的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉。

購回、出售或贖回證券

在本期間，本公司及其各附屬公司並無購回、出售或贖回任何其證券(「證券」一詞的涵義與上市規則附錄七，I部第1段中該詞的涵義相同)。

職工醫療保險

自二零零三年一月一日起，本集團按《山東省建立城鎮職工基本醫療保險制度實施方案》為職工建立基本醫療保險制度，並施行屬地化管理。即基本醫療保險基金的來源由企業和職工個人共同繳納：職工按本人上年月平均工資總額的2%繳納，企業執行所在地政策，繳納標準在6-8%之間。

根據本集團估計，執行該等醫療保險辦法對本集團的業務營運和財務狀況不會產生重大影響。本集團除上述的供款外，無須就有關職工的其他醫療費用付款。

委託存款及逾期定期存款

於二零零三年六月三十日，本集團存放於財務機構或其他方的存款並不包括任何委託或信託存款，或本集團在到期時未能收回的任何重大定期存款。

重大訴訟

於二零零三年六月三十日，本集團概無涉及任何重大訴訟或仲裁。此外，據本公司董事所知，本集團亦無任何尚未了結或可能提出或被控的重大訴訟或索償。

遵照《最佳應用守則》

本公司董事概無知悉任何資料，足以合理地指出本公司在本期間內任何時間未有遵守載於上市規則附錄十四之《最佳應用守則》。

未經審計的綜合損益表

截至二零零三年六月三十日止六個月

(以人民幣列示)

	附註	截至二零零三年六月三十日止六個月 人民幣千元	截至二零零二年六月三十日止六個月 人民幣千元
營業額	2	4,095,677	3,794,079
經營費用			
耗煤		(1,419,385)	(1,330,305)
折舊及攤銷		(618,672)	(569,299)
大修費用		(151,916)	(168,109)
維修保養費用		(95,519)	(89,321)
員工成本		(203,632)	(191,756)
銷售及行政費用		(213,275)	(221,118)
銷售有關稅項		(49,831)	(45,440)
其他經營費用		(85,894)	(71,116)
		(2,838,124)	(2,686,464)
經營溢利		1,257,553	1,107,615
其他收入	3	124	126,366
財務費用淨額	4	(235,676)	(251,953)
非經營支出(淨額)		(1,687)	(1,182)
除稅前一般業務溢利	5	1,020,314	980,846
稅項	6	(340,194)	(325,337)
除稅後一般業務溢利		680,120	655,509
少數股東權益		(9,544)	(12)
股東應佔溢利		670,576	655,497
每股基本溢利	8(i)	人民幣0.128元	人民幣0.125元

未經審計的綜合已確認損益表

截至二零零三年六月三十日止六個月

截至二零零二年和二零零三年六月三十日止六個月，本集團並無直接在股東資金中確認的溢利或虧損。

第15至第23頁的附註屬本中期財務報告一部分。

未經審計的綜合資產負債表

於二零零三年六月三十日

(以人民幣列示)

	附註	二零零三年六月三十日 人民幣千元	二零零二年十二月三十一日 人民幣千元
非流動資產			
物業、機械裝置及設備		15,920,376	15,319,303
在建工程	9	1,108,694	1,363,657
預付租賃		405,954	378,185
無形資產		42,769	44,536
聯營公司權益	10	86,240	2,240
投資		133,039	133,039
遞延税項資產		31,369	32,248
		17,728,441	17,273,208
流動資產			
存貨		286,950	268,373
訂金、其他應收款及預付款		129,206	86,895
應收帳款	11	750,981	472,708
定期存款(到期日超過三個月)		29,161	10,455
現金及現金等價物	12	1,278,690	1,045,402
		2,474,988	1,883,833
流動負債			
銀行貸款		758,409	477,121
股東貸款的本期部分		36,794	87,794
國家貸款的本期部分		14,891	14,594
其他貸款的本期部分		10,506	10,534
應付帳款	13	402,567	207,355
其他應付款及預提費用		1,137,327	719,539
應付股息	7	189,219	—
應付税項		207,662	169,029
		2,757,375	1,685,966
淨流動(負債)/資產		(282,387)	197,867
總資產減流動負債結轉		17,446,054	17,471,075

未經審計的綜合資產負債表（續）

於二零零三年六月三十日
（以人民幣列示）

	附註	二零零三年 六月三十日 人民幣千元	二零零二年 十二月三十一日 人民幣千元
總資產減流動負債承前		17,446,054	17,471,075
長期負債			
銀行貸款		6,866,575	7,356,595
股東貸款		610,000	610,000
國家貸款		92,925	97,063
其他貸款		646,505	676,530
遞延税項負債		189,813	181,109
		8,405,818	8,921,297
淨資產		9,040,236	8,549,778
所有者權益			
股本	14	5,256,084	5,256,084
資本儲備	14	778,040	778,040
法定公積金	14	656,766	656,766
法定公益金	14	289,979	289,979
保留溢利	14	1,883,118	1,401,761
		8,863,987	8,382,630
少數股東權益		176,249	167,148
所有者權益及少數股東權益合計		9,040,236	8,549,778

第15至第23頁的附註屬本中期財務報告一部分。

未經審計的簡略綜合現金流量表

截至二零零三年六月三十日止六個月

(以人民幣列示)

	截至二零零三年六月三十日止六個月 人民幣千元	截至二零零二年六月三十日止六個月 人民幣千元
來自經營活動的現金淨額	1,603,663	1,146,824
用於投資活動的現金淨額	(1,076,307)	(899,985)
用於籌資活動的現金淨額	(294,068)	(1,594,462)
現金及現金等價物增加 / (減少)	233,288	(1,347,623)
於一月一日的現金及現金等價物	1,045,402	2,511,024
於六月三十日的現金及現金等價物	1,278,690	1,163,401

第15至第23頁的附註屬本中期財務報告一部分。

未經審計中期財務報告附註

(以人民幣列示)

1 編制基準

刊於第11至第23頁的中期財務報告雖未經審計，但已由畢馬威會計師事務所按照香港會計師公會所頒布的《核數準則》第700號—「中期財務報告的審閱」進行了審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第24頁。

中期財務報告已按照香港聯合交易所有限公司《主板上市規則》的規定編制，包括符合國際會計準則委員會所採納的《國際會計準則》第三十四條「中期財務報告」的規定。

雖然中期財務報告所載有關截至二零零二年十二月三十一日止財政年度的財務資料並不構成本公司在該財政年度根據國際財務報告準則編制的財務報表，但這些財務資料均取自該等財務報表。截至二零零二年十二月三十一日止年度的財務報表可於本公司的法定地址索取。審計師已在其二零零三年四月十五日的報告中對這些財務報表發表了無保留意見。

本集團已貫徹運用二零零二年財務報表內的會計政策。

在中期財務報告的附註中，解釋了自本集團編制二零零二年的年度財務報表以來，對財務狀況和業績表現方面的變動構成重要影響的事件和交易。

2 營業額

營業額是指售電及售熱的收入，並已扣除增值稅，列示如下：

	截至二零零三年六月三十日止六個月 *人民幣千元*	截至二零零二年六月三十日止六個月 *人民幣千元*
售電收入	4,020,492	3,732,352
售熱收入	75,185	61,727
	4,095,677	3,794,079

3 其他收入

於二零零二年一月，本公司提早償還部分國家貸款共計208,508,000美元 (等值人民幣1,725,882,000元) 。根據中國政府償還貸款通知，這部分貸款的實際償還金額為194,308,000美元 (等值人民幣1,609,845,000元)，此金額已扣除按中國政府通知的貸款人調整。 因此而產生的淨收益人民幣116,037,000元包括於截至二零零二年六月三十日止六個月的其他收入內。

4 財務費用淨額

	截至二零零三年六月三十日止六個月 人民幣千元	截至二零零二年六月三十日止六個月 人民幣千元
銀行及其他貸款之利息	258,446	280,743
減：資本化利息	(15,690)	(22,467)
利息支出淨額	242,756	258,276
減：利息收入	(7,080)	(6,323)
財務費用淨額	235,676	251,953

利息成本已就在建工程按每年5.64%(二零零二年六月三十日止六個月：每年5.95%)的比率資本化。

5 除稅前一般業務溢利

計算除稅前一般業務溢利時已扣除：

	截至二零零三年六月三十日止六個月 人民幣千元	截至二零零二年六月三十日止六個月 人民幣千元
存貨成本	1,519,459	1,388,998
無形資產及預付租賃攤銷	10,075	10,266
折舊	608,597	559,033

6 稅項

	截至 二零零三年 六月三十日 止六個月 *人民幣千元*	截至 二零零二年 六月三十日 止六個月 *人民幣千元*
中國企業所得稅準備	330,611	318,943
遞延稅項	9,583	6,394
	340,194	325,337

中華人民共和國企業所得稅準備是按本集團截至二零零三年六月三十日止六個月的估計應課稅溢利按33% 的適用稅率計算 (二零零二年六月三十日止六個月：33%) 。

7 股息

(a) 截至二零零二年和二零零三年六月三十日止六個月派發的股息如下：

	截至 二零零三年 六月三十日 止六個月 *人民幣千元*	截至 二零零二年 六月三十日 止六個月 *人民幣千元*
截至二零零二年十二月三十一日止年度末期股息每股人民幣0.036元 (截至二零零一年十二月三十一日止年度：人民幣0.17元)	189,219	893,534

於二零零三年八月二十日，本公司董事會宣派截至二零零三年六月三十日止六個月之中期股息每股人民幣0.02元，股息總數為人民幣105,122,000元 (二零零二年六月三十日止六個月：人民幣0.02元，股息總數為人民幣105,122,000元) 。應付股息總數人民幣105,122,000元是根據於二零零三年八月十九日(本中期業績宣告之最後實際可行日期) 已發行股份5,256,084,200股之數目而計算。於二零零三年六月三十日，此股息總數並未在負債中反映。

7 股息（續）

(b) 截至二零零二年和二零零三年六月三十日止六個月已分派的股息如下：

	二零零三年六月三十日止六個月 *人民幣千元*	二零零二年六月三十日止六個月 *人民幣千元*
截至二零零一年十二月三十一日止年度末期股息每股人民幣0.17元	—	893,534

8 每股溢利

(i) 基本

每股基本溢利是按照本公司截至二零零三年六月三十日止六個月的股東應佔溢利人民幣670,576,000元（二零零二年六月三十日止六個月：人民幣655,497,000元），及截至二零零三年六月三十日止六個月已發行股份5,256,084,200股之數目而計算（二零零二年六月三十日止六個月：5,256,084,200股）。

(ii) 攤薄

截至二零零二年和二零零三年六月三十日止六個月，本公司並無可攤薄股份。

9 在建工程

	二零零三年六月三十日 *人民幣千元*	二零零二年十二月三十一日 *人民幣千元*
興建發電廠	879,848	1,153,689
技改工程	228,846	209,968
	1,108,694	1,363,657

9 在建工程（續）

本集團興建發電廠項目的詳情列示如下：

	裝機容量	預算建築成本人民幣百萬元	預算完工年份
滕州公司第二號發電機組	135MW	482	2003
淄博公司第三及第四號發電機組	2 x 135MW	906	2003

10 聯營公司權益

於二零零三年六月三十日，本公司擁有以下於中國成立的非上市聯營公司：

聯營公司	註冊資本 *人民幣千元*	繳足資本 *人民幣千元*	本公司直接 *所持股權百份比*	主要業務
寧夏英力特中寧發電有限公司（「中寧」）(註i)	11,200	11,200	20%	興建發電廠
寧夏發電集團有限責任公司（「寧夏發電」）(註ii)	900,000	270,000	31.11%	興建發電廠

註：

(i) 於二零零三年七月，本公司以總代價人民幣536萬元從其他獨立投資者購入中寧額外30%的權益。此項收購完成後，本公司持有中寧50%的權益，並承擔於中寧增加資本投資共人民幣2.22億元。

中寧計劃發展及建造兩台30萬千瓦的發電機組。本項目的總預算成本合共人民幣23億元。兩台發電機組預計分別於二零零五年及二零零六年正式投入商業運營。

(ii) 於二零零三年六月，本公司與四名獨立投資者簽訂協議書共同成立寧夏發電以發展和投資於寧夏自治區的電源項目。於二零零三年六月三十日，寧夏發電並未開始運營。

於二零零三年六月三十日，本公司於寧夏發電已投入資本金人民幣8,400萬元，並承擔增加資本投資共人民幣1.96億元。

11 應收帳款

	二零零三年六月三十日 人民幣千元	二零零二年十二月三十一日 人民幣千元
應收山東電力集團公司售電款	688,769	424,633
應收第三者售熱款	62,212	48,075
	750,981	472,708

應收山東電力集團公司的帳款自發票日起計30天內到期支付。應收第三者售熱款自發票日起計90天內到期支付。應收山東電力集團公司的帳款於二零零三年六月三十日尚未到期。有關售熱的應收帳款帳齡在六個月內。

12 現金及現金等價物

	二零零三年六月三十日 人民幣千元	二零零二年十二月三十一日 人民幣千元
現金及銀行結餘	964,129	747,493
銀行定期存款 (到期日在三個月內)	314,561	297,909
	1,278,690	1,045,402

13 應付帳款

應付帳款自發票日起計30天內到期支付。該筆款項於二零零三年六月三十日尚未到期。

14 股本和儲備

	股本	資本儲備	法定公積金	法定公益金	保留溢利	股東資金總數
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2003年1月1日						
結餘	5,256,084	778,040	656,766	289,979	1,401,761	8,382,630
本期間溢利	—	—	—	—	670,576	670,576
派發股息 (附註7)	—	—	—	—	(189,219)	(189,219)
2003年6月30日						
結餘	5,256,084	778,040	656,766	289,979	1,883,118	8,863,987

15 重大關聯方交易

(i) 隨著最近的中國電力行業改革，本公司控股權益於二零零三年四月一日由山東電力集團公司轉至中國華電集團公司(「中國華電」)，從該日起，山東電力集團公司不再被視為本公司的控股公司。

(ii) 本集團與山東電力集團公司及受其控制的企業於截至二零零二年和二零零三年六月三十日止六個月進行的重大關聯方交易列示如下：

	截至二零零三年六月三十日止六個月	截至二零零二年六月三十日止六個月
	人民幣千元 (註)	人民幣千元
電力銷售	1,885,413	3,732,352
併網費及調度管理費	19,140	38,422
維修保養服務	48,473	113,237
已付及應付建築費及設備費	58,560	257,284

註： 這代表本集團與山東電力集團公司及受其控制的企業於截至二零零三年三月三十一日止三個月進行的交易。

15 重大關聯方交易（續）

(iii) 應付 / (應收) 關聯方的餘額如下：

	交易種類	二零零三年 六月三十日 人民幣千元	二零零二年 十二月三十一日 人民幣千元
山東電力集團公司	電力銷售	—	(424,633)
山東電力宏源發電檢修有限公司	維修保養服務	—	(6,699)
山東電力建設第一工程公司、山東電力建設第二工程公司及山東電力建設第三工程公司	建築費及設備費	—	70,104

(iv) 本公司和中國華電（本公司的控股公司）於二零零三年五月九日簽定收購協議收購中國華電持有的四川廣安發電有限責任公司(「廣安公司」)80%的權益。收購價格為人民幣4.755億元，並按廣安公司於二零零二年十二月三十一日與收購完成日的按中國會計準則和制度編制並經審計的淨資產值之差額的80%進行調整。有關收購預計於二零零三年十二月三十一日完成。

廣安公司的主要業務為在中國四川省內生產及銷售電力。

16 資本承擔

(i) 資本承擔

本集團 (不包括合營企業) 在二零零二年十二月三十一日及二零零三年六月三十日未償付亦未在財務報表內提撥準備的資本承擔如下：

16 資本承擔 （續）

	二零零三年 六月三十日 *人民幣千元*	二零零二年 十二月三十一日 *人民幣千元*
已訂約		
興建發電廠	940,357	1,105,868
投資	760,220	88,720
技改工程	135,898	71,823
	1,836,475	1,266,411
已授權但未訂約		
興建發電廠	819,786	742,215
投資	136,440	—
技改工程	204,826	93,385
	1,161,052	835,600
	2,997,527	2,102,011

(ii) 於二零零三年六月三十日，本集團分攤合營企業的資本開支承擔為人民幣247,837,000元（於二零零二年十二月三十一日：人民幣225,389,000元）。

17 或有負債

於二零零三年六月三十日及二零零二年十二月三十一日，本集團及合營企業均沒有重大的或有負債。

18 分部報告

本集團及其合營企業的溢利差不多全部來自於中華人民共和國山東省內的發電及售電業務。因此，不用提分部分析。

19 比較數字

為了與本中期財務報告的分類一致，包括在截至在二零零二年六月三十日止六個月的未經審計的綜合損益表內銷售及行政費用的其他員工成本已重新分類至員工成本。

獨立審閱報告

致山東國際電源開發股份有限公司董事會

引言

我們受貴公司委託對貴公司刊於第11頁至第23頁的中期財務報告作出審閱。

董事及核數師各自的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)的規定，上市公司必須按符合上市規則中相關的規定及國際會計準則委員會所採納的《國際會計準則》第34號—「中期財務報告」編制中期財務報告。中期財務報告由董事會負責，並由董事會核准通過。

我們的責任是根據我們審閱工作的結果，對中期財務報告提出獨立結論，並按照我們雙方所協議的應聘條款，只向作為法人團體的董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒布的《核數準則》第700號—「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，除帳項中另有說明的特別情況外，評估財務報告中會計政策是否貫徹運用，帳項編列是否一致。審閱工作不包括審計程序中對控制的測試及對資產、負債和交易的驗證。由於審閱工作的範圍遠較審計工作的狹小，所給予的保證程度也較審計低，因此，我們不會對中期財務報告發表審計意見。

審閱結論

根據這項不構成審計的審閱工作，我們並沒有察覺截至二零零三年六月三十日止六個月的中期財務報告需要作出任何重大的修改。

畢馬威會計師事務所
執業會計師

香港，二零零三年八月二十日

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